SMIC’s 2013 Technology Symposiums Kicks Off in Shanghai
First of Two China Symposiums Highlights SMIC’s Quality, Innovation & Value-added Service

SHANGHAI, Sept. 4, 2013 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), mainland China’s largest and most advanced semiconductor foundry, kicked off its 13th technology symposium series in Shanghai today. The theme of this year’s series is “Advanced and Value-added Technology Platforms for Your Vision.”

Dr. Tzu-Yin Chiu, Chief Executive Officer of SMIC, gave the opening address. He showcased SMIC’s achievements in the past two years and outlined its commitment to aggressively close its technology gap with other top foundries while continuing to offer comprehensive, value-added IC solutions in line with market trends to meet customer demand.

Dr. Haijun Zhao, Chief Operating Officer of SMIC, shared success stories from SMIC’s initiatives to enhance yields, optimize product mix, shorten cycle times, and ensure product quality. He said quality and reliability are built into all SMIC’s processes, from technology development to production, to ensure high performance. He referenced SMIC’s receipt of international certificates and other recognition as evidence of its continuous pursuit of quality.

Dr. Shiuh-Wuu Lee, SMIC’s Executive Vice President of Technology Development, explained SMIC’s development goals and innovative use of differentiated technology. After highlighting SMIC’s 40nm production ramp up since 4Q2012.Dr. Lee said that SMIC’s 28nm process will be ready by the end of this year and that its 20nm HKMG development will help deliver 14nm FinFET technology by the end of 2Q2016. Dr. Lee also expressed strong confidence in China’s IC market and emphasized SMIC’s specialty technologies that target the China market. He said SMIC will continue to support domestic equipment and material vendors and collaborate with university and research institutes.

The Shanghai symposium featured SMIC’s latest manufacturing offerings and technology developments on SMIC Design Support Solutions, analog/RF PDK, IP platforms for high speed application processors, eNVM platforms targeting China Market, and more. The symposium also featured an exhibition with more than 50 SMIC partners displaying their products and services, including libraries and IP, EDA tools, packaging, testing, design service, and others. More than 500 IC design engineers, customers, design service providers, and SMIC technology partners from around the world were in attendance.

John Peng, Senior Vice President and General Manager of SMIC’s China Business Unit, delivered closing remarks thanking the attendees for their long-term support and partnership. He expressed SMIC’s unwavering commitment to accelerate technology development, optimize product-mix, ensure on time delivery, and improve product quality and operational efficiency. He said SMIC will forge long term partnerships and strive to earn customer trust by providing quality service.

SMIC’s next technology symposium is scheduled for September 14th in Beijing. For more information about the 2013 SMIC Technology Symposiums, please email your inquiry to symposium@smics.com or contact your SMIC account manager.